Exhibit 21.1

NETFLIX, INC.
LIST OF SIGNIFICANT SUBSIDIARIES*

Legal Name	Jurisdiction	Percent Owned
Netflix Luxembourg S.a r.l.	Luxembourg	100%
Netflix Streaming Services, Inc.	United States	100%
Netflix Entretenimento Brasil Ltda.	Brazil	100%

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Netflix Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.